Exhibit 99.1

111, Inc. Announces Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

SHANGHAI, CHINA - March 7, 2019 - 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading integrated online and offline healthcare platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•                         Net revenues were RMB557.4 million (US$81.1 million), representing an increase of 102.1% year-over-year.

•                         Operating expenses1 were RMB155.3 million (US$22.6 million), representing an increase of 75.8% year-over-year.

•                         Number of pharmacies served increased to more than 150,000 as of December 31, 2018, compared to more than 130,000 pharmacies as of September 30, 2018.

•                         Broadened supplier sources resulted in direct sourcing from 93 pharmaceutical companies, compared to 80 pharmaceutical companies as of September 30, 2018, respectively.

Fiscal Year 2018 Highlights

•                         Net revenues were RMB1,786.0 million (US$259.8 million), representing an increase of 86.1% year-over-year.

•                         Operating expenses1 were RMB504.6 million (US$73.4 million), representing an increase of 46.4% year-over-year.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “I am pleased to report strong results for the fourth quarter and full-year of 2018. Net revenues for the fourth quarter grew at 102.1% year-over-year which exceeded our guidance and were driven primarily by the growth in B2B segment which increased by 424.7% year-over-year.  As of December 31, 2018, we have developed a fast growing virtual pharmacy network in China by serving more than 150,000 pharmacies. We have been also making a great progress in building the strategic partnerships with insurance companies, pharmaceutical companies as well as local municipal health commissions.  Our operating efficiency continued to improve during the quarter, which I believe, demonstrates our effectiveness at executing our growth strategy. Meanwhile, we have restructured our B2C business with a more customer-centric organization structure to enable us to meet the specific needs of different customer segments. Heading into 2019, we will continue to enhance the virtual pharmacy network by adding approximately 80,000 new pharmacies in 2019, which will lead to a network of total 230,000 pharmacies representing more than 50% of the market2.  We will further strengthen our core capabilities in smart supplier chain, medical expertise, big data and cloud solutions, to enable our various partners within our integrated online and offline healthcare ecosystem.  We have confidence to continue our strong revenue growth and further reduce our operating costs and expenses in 2019 and years ahead.”

1  Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

2  According to analysis made by Chinese Pharmacy Magazine, there are 457,000 Pharmacies existing at the end of 2018.

Fourth Quarter 2018 Financial Results

Net revenues were RMB557.4 million (US$81.1 million), representing an increase of 102.1% from RMB275.8 million in the same quarter of last year. The increase was mainly due to the significant increase in product revenues from B2B segment, which increased by 424.7% to RMB330.2 million (US$48.0 million) from RMB62.9 million in the same quarter of last year. Product revenues from B2C segment increased by 6.1% to RMB222.7 million (US$32.4 million) from RMB209.9 million in the same quarter of last year.

Operating costs and expenses were RMB689.6 million (US$100.3 million), representing an increase of 101.7% from RMB341.9 million in the same quarter of last year.

•                         Cost of products sold was RMB534.3 million (US$77.7 million), representing an increase of 110.7% from RMB253.6 million in the same quarter of last year. The increase was primarily due to the increase in sales and a change in revenue mix with a much higher proportion of B2B business.

•                         Fulfillment expenses were RMB22.0 million (US$3.2 million), representing an increase of 51.0% from RMB14.6 million in the same quarter of last year, primarily as a result of growth in B2B business. Fulfillment expenses accounted for 4.0% of net revenue this quarter as compared to 5.3% in the same quarter of last year.

•                         Selling and marketing expenses were RMB78.2 million (US$11.4 million), representing an increase of 67.5% from RMB46.7 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 14.0% of net revenue this quarter as compared to 16.9% in the same quarter of last year.

•                         General and administrative expenses were RMB34.1 million (US$5.0 million), representing an increase of 102.2% from RMB16.8 million in the same quarter of last year, mainly due to increases in managerial staffs and share-based compensation expenses.  Non-GAAP general and administrative expenses3, which exclude the share-based compensation expenses of RMB7.6 million this quarter and RMB1.6 million in the same quarter of last year, were RMB26.5 million this quarter, increased 74.3% from the same quarter of last year. Non-GAAP General and administrative expenses accounted for 4.8% of net revenue this quarter as compared to 5.5% in the same quarter of last year.

•                         Technology expenses were RMB20.4 million (US$3.0 million), representing an increase of 74.8% from RMB11.7 million in the same quarter of last year, mainly due to investments in platform and product development, including the recruitment of technology-related staffs. Technology expenses accounted for 3.7% of net revenue this quarter as compared to 4.2% in the same quarter of last year.

Loss from operations was RMB132.2 million (US$19.2 million), compared to RMB66.1 million in the same quarter of last year.

Non-GAAP Loss from operations4 was RMB115.9 million (US$16.9 million), compared to RMB63.1 million in the same quarter of last year.  Non-GAAP loss from operations accounted for 20.8% of net revenue this quarter as compared to 22.9% in the same quarter of last year.

3  Non-GAAP general and administrative expenses represents general and administrative excluding share-based compensation.

4  Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

Net loss attributable to ordinary shareholders was RMB125.9 million (US$18.3 million), compared to RMB64.4 million in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders5 was RMB109.6 million (US$15.9 million), compared to RMB61.3 million in the same quarter of last year.  Non-GAAP net loss attributable to ordinary shareholders accounted for 19.7% of net revenue this quarter as compared to 22.2% in the same quarter of last year.

Loss per ADS was RMB1.54 (US$0.22), compared to RMB1.78 for the same period of last year.

Non-GAAP Loss per ADS6 was RMB1.34 (US$0.19), compared to RMB1.70 for the same period of last year.

As of December 31, 2018, the Company had cash and cash equivalents and short-term investments of RMB1,106.5 million (US$160.9 million), compared to RMB461.2 million as of December 31, 2017, primarily due to the cash provided by the Company’s initial public offering.

Fiscal Year 2018 Financial Results

Net revenues were RMB1,786.0 million (US$259.8 million), representing an increase of 86.1% from RMB959.5 million last year. The increase was mainly due to the significant increase in product revenues from B2B segment, which increased by 962.0% to RMB922.8 million (US$134.2 million) from RMB86.9 million last year. Product revenues from B2C segment decreased by 1.7% to RMB847.5 million (US$123.3 million) from RMB862.3 million last year.

Operating costs and expenses were RMB2,186.3 million (US$318.0 million), representing an increase of 80.2% from RMB1,213.5 million last year.

•                         Cost of products sold was RMB1,681.7 million (US$244.6 million), representing an increase of 93.6% from RMB868.7 million last year. The increase was primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

•                         Fulfillment expenses were RMB73.9 million (US$10.8 million), representing an increase of 32.3% from RMB55.9 million last year, primarily as a result of growth in B2B business.  Fulfillment expenses accounted for 4.1% of net revenue in 2018 as compared to 5.8% last year.

•                         Selling and marketing expenses were RMB260.0 million (US$37.8 million), representing an increase of 36.8% from RMB190.1 million last year, mainly due to increase in sales staff and expenses associated with the expansion of B2B business.  Selling and marketing expenses accounted for 14.6% of net revenue in 2018 as compared to 19.8% last year.

•                         General and administrative expenses were RMB98.8 million (US$14.4 million), representing an increase of 84.8% from RMB53.4 million last year, mainly due to increases in managerial staffs, IPO consulting fees, and share-based compensation expenses.  Non-GAAP general and administrative expenses, which exclude the share-based compensation expenses of RMB22.5 million for this year and RMB5.2 million for last year, were RMB76.3million, increased 58.1% from last year. Non-GAAP General and administrative expenses accounted for 4.3% of net revenue in 2018 as compared to 5.0% last year.

5  Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation.

6  Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation per ADS.

•                         Technology expenses were RMB71.2 million (US$10.4 million), representing an increase of 48.0% from RMB48.1 million last year, mainly due to investments in platform and product development, including the recruitment of technology-related staffs.  Technology expenses accounted for 4.0% of net revenue in 2018 as compared to 5.0% last year.

Loss from operations was RMB400.4 million (US$58.2 million), compared to RMB254.0 million last year.

Non-GAAP Loss from operations was RMB349.0 million (US$50.8 million), compared to RMB244.1 million last year.  Non-GAAP loss from operations accounted for 19.5% of net revenue in 2018 as compared to 25.4% last year.

Net loss attributable to ordinary shareholders was RMB380.1 million (US$55.3 million), compared to RMB248.6 million in 2017.

Non-GAAP net loss attributable to ordinary shareholders was RMB328.7 million (US$47.8 million), compared to RMB238.7 million last year.  Non-GAAP net loss attributable to ordinary shareholders accounted for 18.4% of net revenue in 2018 as compared to 24.9% last year.

Loss per ADS was RMB7.64 (US$1.12), compared to RMB6.90 for the same period of last year.

Non-GAAP Loss per ADS was RMB6.61 (US$0.97), compared to RMB6.62 for the same period of last year.

Business Outlook

For the first quarter of 2019, the Company expects total net revenues to be between RMB600 million and RMB640 million, representing year-over-year growth of approximately 81.7% to 93.8%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

111’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, March 7, 2019 (8:30 PM Beijing Time on March 7, 2019).

Dial-in details for the earnings conference call are as follows:
United States:	+1-866-519-4004
Hong Kong:	+852-3018-6771
China:	400-620-8038
International:	+65-6713-5090
Passcode:	4883857

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until 7:59 AM ET on March 14, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	4883857

A live and archived webcast of the conference call will be available on the Investor Relations section of 111’s website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company’s core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation. The Company believes that non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111’s strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers.  The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	167,660	853,740	124,171
Short-term investments	293,533	252,805	36,769
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2017 and December 31, 2018	20,398	28,569	4,155
Inventories	144,056	210,836	30,665
Prepayments and other current assets	104,818	161,147	23,438
Total current assets	730,465	1,507,097	219,198
Property and equipment	17,028	20,302	2,953
Intangible assets	4,751	4,503	655
Long-term investments	11,140	11,140	1,620
Other Non-Current Assets	—	3,376	491
Total Assets	763,384	1,546,418	224,917

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Accounts payable	128,140	212,258	30,872
Accrued expense and other current liabilities	73,018	102,261	14,873
Total Current liability	201,158	314,519	45,745
Other Non-Current Liabilities	—	8,135	1,183
Total Liabilities	201,158	322,654	46,928

Mezzanine Equity
Series A convertible preferred shares, $0.00005 par value; 4,200,000 and nil shares authorized, issued, and outstanding as of December 31, 2017 and December 31, 2018, respectively	12,922	—	—
Series B convertible preferred shares, $0.00005 par value; 11,396,178 and nil shares authorized, issued, and outstanding as of December 31, 2017 and December 31, 2018, respectively	57,980	—	—
Series C convertible preferred shares, $0.00005 par value; 31,739,234 and nil shares authorized, issued, and outstanding as of December 31, 2017 and December 31, 2018, respectively	450,324	—	—
Series D convertible preferred shares, $0.00005 par value; 27,783,584 and nil shares authorized, issued, and outstanding as of December 31, 2017 and December 31, 2018, respectively	1,263,523	—	—
Subscription receivable of Series D convertible preferred shares	(277,819)	—	—
Total Mezzanine Equity	1,506,930	—	—

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
Shareholders’ Equity (Deficit)
Ordinary shares Class A ($0.00005 par value per share; 72,000,000 shares, and 800,000,000 shares authorized, 72,000,000 shares and 91,088,106 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	25	29	4
Ordinary shares Class B ($0.00005 par value per share; 839,209,895 shares, and 72,000,000 shares authorized, nil and 72,000,000 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	25	4
Ordinary shares Class C ($0.00005 par value per share; 13,671,109 shares, and nil authorized, 1,607,901 shares, and nil issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	—	—
Subscription receivable	(2,200)	—	—
Additional paid in capital	12,121	2,540,878	369,555
Accumulated deficit	(1,003,638)	(1,383,729)	(201,255)
Accumulated other Comprehensive Income	47,550	67,073	9,755
Total shareholders’ equity (deficit)	(946,142)	1,224,276	178,063
Non-controlling interest	1,438	(512)	(74)
Total equity (deficit)	(944,704)	1,223,764	177,989
Total liabilities, mezzanine equity and equity	763,384	1,546,418	224,917

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	275,831	557,401	81,070	959,486	1,785,970	259,759
Operating Costs and expenses:
Cost of product sold	(253,584)	(534,282)	(77,708)	(868,719)	(1,681,700)	(244,592)
Fulfillment expenses	(14,603)	(22,045)	(3,206)	(55,880)	(73,930)	(10,753)
Selling and marketing expenses	(46,697)	(78,218)	(11,376)	(190,074)	(260,040)	(37,822)
General and administrative expenses	(16,849)	(34,071)	(4,955)	(53,434)	(98,759)	(14,364)
Technology expenses	(11,696)	(20,444)	(2,973)	(48,133)	(71,248)	(10,363)
Other operating (expenses)/ income, net	1,494	(554)	(81)	2,732	(668)	(97)
Total Operating costs and expenses	(341,935)	(689,614)	(100,299)	(1,213,508)	(2,186,345)	(317,991)
Loss from operations	(66,104)	(132,213)	(19,229)	(254,022)	(400,375)	(58,232)
Interest income	555	3,850	560	4,013	4,352	633
Interest expense	(2)	—	—	(55)	—	—
Other Income, net	1,594	2,722	396	4,229	11,531	1,676
Foreign exchange gain (loss)	(604)	(529)	(77)	(3,492)	2,459	358
Loss before income taxes	(64,561)	(126,170)	(18,350)	(249,327)	(382,033)	(55,565)
Income tax expense	—	(8)	(1)	—	(8)	(1)
Net Loss	(64,561)	(126,178)	(18,351)	(249,327)	(382,041)	(55,566)
Net Loss attributable to non-controlling interest	181	287	42	747	1,950	285
Net Loss attributable to ordinary shareholders	(64,380)	(125,891)	(18,309)	(248,580)	(380,091)	(55,281)
Other comprehensive Income (loss)
Unrealized gains of available -for-sale securities, net of tax of nil for three months ended December 31, 2017 and 2018	1,052	2,650	385	5,181	8,734	1,270
Realized gain of available-for-sale debt securities, net of tax	235	(3,526)	(513)	(1,154)	(10,869)	(1,581)
Foreign currency translation adjustments	(4,424)	208	30	(21,347)	21,658	3,150
Comprehensive loss	(67,517)	(126,559)	(18,407)	(265,900)	(360,568)	(52,442)
Loss per share:
Basic and diluted	(0.89)	(0.77)	(0.11)	(3.45)	(3.82)	(0.56)
Loss per ADS:
Basic and diluted	(1.78)	(1.54)	(0.22)	(6.90)	(7.64)	(1.12)
Weighted average number of shares used in computation of loss per share
Basic and diluted	72,000,000	163,088,106	163,088,106	72,000,000	99,451,210	99,451,210

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended December 31,			For the year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(59,338)	(127,762)	(18,582)	(204,372)	(343,017)	(49,891)
Net cash provided by/(used in) investing activities	33,630	103,943	15,118	(36,125)	44,454	6,466
Net cash provided by financing activities	—	—	—	49,500	972,696	141,473
Effect of exchange rate changes on cash and cash equivalents	(10,379)	(2,767)	(403)	(14,848)	11,947	1,738
Net increase in cash and cash equivalents	(36,087)	(26,586)	(3,867)	(205,845)	686,080	99,786
Cash and cash equivalents at the beginning of the period	203,747	880,326	128,038	373,505	167,660	24,385
Cash and cash equivalents at the end of the period	167,660	853,740	124,171	167,660	853,740	124,171

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended December 31,			For the year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(66,104)	(132,213)	(19,229)	(254,022)	(400,375)	(58,232)
Add: Share-based compensation expenses	3,053	16,291	2,369	9,921	51,359	7,470
Non-GAAP loss from operations	(63,051)	(115,922)	(16,860)	(244,101)	(349,016)	(50,762)

General and administrative expenses	16,849	34,071	4,955	53,434	98,759	14,364
Less: Share-based compensation expenses	(1,577)	(7,553)	(1,099)	(5,176)	(22,477)	(3,269)
Non-GAAP General and administrative expenses	15,272	26,518	3,856	48,258	76,282	11,095

Net Loss attributable to ordinary shareholders	(64,380)	(125,891)	(18,309)	(248,580)	(380,091)	(55,281)
Add: Share-based compensation expenses	3,053	16,291	2,369	9,921	51,359	7,470
Non-GAAP net Loss attributable to ordinary shareholders	(61,327)	(109,600)	(15,940)	(238,659)	(328,732)	(47,811)

Loss per ADS:
Basic and diluted	(1.78)	(1.54)	(0.22)	(6.90)	(7.64)	(1.12)
Add: Share-based compensation expenses per ADS	0.08	0.20	0.03	0.28	1.03	0.15
Non-GAAP Loss per ADS	(1.70)	(1.34)	(0.19)	(6.62)	(6.61)	(0.97)